SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 22, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F ☐

Enclosures:

Nokia stock exchange release dated April 22, 2010: Nokia Q1 2010 net sales EUR 9.5 billion, non-IFRS EPS EUR 0.14 (reported EPS EUR 0.09)

INTERIM REPORT

Nokia Corporation	April 22, 2010 at 13:00 (CET+1)

Nokia Q1 2010 net sales EUR 9.5 billion, non-IFRS EPS EUR 0.14 (reported EPS EUR 0.09)

Growth in year-on-year net sales, operating profit and EPS (non-IFRS and reported)

	Non-IFRS first quarter 2010 results(1)
EUR million	Q1/2010	Q1/2009	YoY Change	Q4/2009	QoQ Change
Net sales	9 522	9 276	3%	11 988	-21%
Devices & Services	6 663	6 173	8%	8 179	-19%
NAVTEQ	189	134	41%	225	-16%
Nokia Siemens Networks	2 718	2 990	-9%	3 625	-25%

Operating profit	820	514	60%	1 473	-44%
Devices & Services	804	642	25%	1257	-36%
NAVTEQ	41	5	720%	54	-24%
Nokia Siemens Networks	15	-122		201	-93%

Operating margin	8.6%	5.5%		12.3%
Devices & Services	12.1%	10.4%		15.4%
NAVTEQ	21.7%	3.7%		24.0%
Nokia Siemens Networks	0.6%	-4.1%		5.5%

EPS, EUR Diluted	0.14	0.10	40%	0.25	-44%

	Reported first quarter 2010 results
EUR million	Q1/2010	Q1/2009	YoY Change	Q4/2009	QoQ Change
Net sales	9 522	9 274	3%	11 988	-21%
Devices & Services	6 663	6 173	8%	8 179	-19%
NAVTEQ	189	132	43%	225	-16%
Nokia Siemens Networks	2 718	2 990	-9%	3 625	-25%

Operating profit	488	55	787%	1 141	-57%
Devices & Services	831	547	52%	1 219	-32%
NAVTEQ	-77	-120		-56
Nokia Siemens Networks	-226	-361		17

Operating margin	5.1%	0.6%		9.5%
Devices & Services	12.5%	8.9%		14.9%
NAVTEQ	-40.7%	-90.9%		-24.9%
Nokia Siemens Networks	-8.3%	-12.1%		0.5%

EPS, EUR Diluted	0.09	0.03	200%	0.26	-65%

Note 1 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 2-3, 12-14 and 16.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q1 2010 and Q1 2009 can be found in the tables on pages 10 and 12-16 of this press release. A reconciliation of our Q4 2009 non-IFRS results can be found on pages 10 and 12-16 of our Q4 2009 Interim Report of January 28, 2010.

FIRST QUARTER 2010 HIGHLIGHTS

•                 Nokia net sales of EUR 9.5 billion, up 3% year-on-year and down 21% sequentially (up 1% and down 21% at constant currency).

•                 Devices & Services net sales of EUR 6.7 billion, up 8% year-on-year and down 19% sequentially (up 7% and down 19% at constant currency).

•                 Services net sales of EUR 148 million, down 12% sequentially; billings of EUR 228 million, up 1% sequentially.

•                 Nokia total mobile device volumes of 107.8 million units, up 16% year-on-year and down 15% sequentially.

•                 Nokia converged mobile device (smartphone and mobile computer) volumes of 21.5 million units, up 57% year-on-year and up 3% sequentially.

•                 Nokia mobile device ASP (including services revenue) of EUR 62, down from EUR 64 in Q4 2009.

•                 Devices & Services gross margin of 32.4%, down from 33.8% in Q1 2009 and 34.3% in Q4 2009.

•                 Devices & Services non-IFRS operating margin of 12.1%, up from 10.4% in Q1 2009 and down from 15.4% in Q4 2009.

•                 NAVTEQ non-IFRS net sales of EUR 189 million, up 41% year-on-year and down 16% sequentially (up 46% and down 18% at constant currency).

•                 Nokia Siemens Networks net sales of EUR 2.7 billion, down 9% year-on-year and down 25% sequentially (down 12% and 27% at constant currency).

•                 Nokia Siemens Networks non-IFRS operating margin of 0.6%, up from -4.1% in Q1 2009 and down from 5.5% in Q4 2009.

•                 Nokia operating cash flow of EUR 1.0 billion.

•                 Total cash and other liquid assets of EUR 9.7 billion at the end of Q1 2010.

•                 Nokia taxes were unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1 Euro cent higher.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“In Q1, Nokia delivered both year-on-year net sales and operating profit growth. We continue to face tough competition with respect to the high end of our mobile device portfolio, as well as challenging market conditions on the infrastructure side.

During the quarter, we also demonstrated our ability to deliver the Nokia smartphone experience to consumers on a global scale, with our smartphone shipments up by more than 50% year-on-year. The consumer response to the inclusion of our walk and drive navigation offering on our smartphones has been tremendous. Since launching in January, 10 million Nokia smartphone users around the world have downloaded the offering.

In infrastructure, Nokia Siemens Networks’ profitability benefited from a positive sales mix in Q1. I am also pleased to see encouraging results from the company’s focus on helping operators meet the challenge of the rapid growth in data and signaling traffic from smartphones.”

INDUSTRY AND NOKIA OUTLOOK

•                 Nokia expects Devices & Services net sales to be between EUR 6.7 billion and EUR 7.2 billion in the second quarter 2010.

•                 Nokia expects its non-IFRS operating margin in Devices & Services to be between 9% to 12% in the second quarter 2010.

•                 Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 3.1 billion and EUR 3.4 billion in the second quarter 2010.

•                 Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks to be between 0% to 3% in the second quarter 2010.

•                 Nokia continues to expect industry mobile device volumes to be up approximately 10% in 2010, compared to 2009 (based on its revised definition of the industry mobile device market applicable beginning in 2010).

•                 Nokia continues to target its mobile device volume market share to be flat in 2010, compared to 2009.

•                 Nokia continues to target to increase its mobile device value market share slightly in 2010, compared to 2009.

•                 Nokia continues to target non-IFRS operating expenses in Devices & Services of approximately EUR 5.7 billion in 2010.

•                 Nokia now targets Devices & Services non-IFRS operating margin of 11% to 13% in 2010. This is an update to Nokia’s earlier Devices & Services non-IFRS operating margin target of 12% to 14% in 2010.

•                 Nokia and Nokia Siemens Networks continue to expect a flat market in euro terms for the mobile and fixed infrastructure and related services market in 2010, compared to 2009.

•                 Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to grow faster than the market in 2010.

•                 Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

•                 Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks non-IFRS operating margin of breakeven to 2% in 2010.

FIRST QUARTER 2010 FINANCIAL HIGHLIGHTS

(Comparisons are given to the first quarter 2009 results, unless otherwise indicated.)

The non-IFRS results exclusions

Q1 2010 — EUR 332 million (net) consisting of:

•                 EUR 125 million restructuring charge and other one-time items in Nokia Siemens Networks.

•                 EUR 29 million gain on sale of assets and a business in Devices & Services.

•                 EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

•                 EUR 118 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ.

•                 EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services.

Q4 2009 — EUR 332 million (net) consisting of:

•                 EUR 89 million restructuring charge and other one-time items in Nokia Siemens Networks.

•                 EUR 22 million gain on sale of real estate in Nokia Siemens Networks.

•                 EUR 36 million restructuring charge in Devices & Services.

•                 EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

•                 EUR 110 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ.

•                 EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services.

Q4 2009 taxes — EUR 213 million non-cash positive effect from development and outcome of various prior year items impacting Nokia taxes

Q1 2009 — EUR 459 million consisting of:

•                 EUR 34 million of impairment of intangible assets in Devices & Services.

•                 EUR 59 million restructuring charge in Devices & Services.

•                 EUR 123 million restructuring charge and other one-time items in Nokia Siemens Networks.

•                 EUR 116 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks.

•                 EUR 125 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ.

•                 EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services.

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s first quarter 2010 net sales increased 3% to EUR 9.5 billion, compared with EUR 9.3 billion in the first quarter 2009. At constant currency, group net sales would have increased 1% year-on-year.

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FIRST QUARTER 2010 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales – reported	3%	-21%
Group net sales - constant currency(1)	1%	-21%

Devices & Services net sales – reported	8%	-19%
Devices & Services net sales - constant currency(1)	7%	-19%

NAVTEQ net sales – reported	41%	-16%
NAVTEQ net sales - constant currency(1)	46%	-18%

Nokia Siemens Networks net sales – reported	-9%	-25%
Nokia Siemens Networks net sales - constant currency(1)	-12%	-27%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s first quarter 2010 reported operating profit increased to EUR 488 million, compared with EUR 55 million in the first quarter 2009. Nokia’s first quarter 2010 non-IFRS operating profit increased 60% to EUR 820 million, compared with EUR 514 million in the first quarter 2009. Nokia’s first quarter 2010 reported operating margin was 5.1% (0.6%). Nokia’s first quarter 2010 non-IFRS operating margin was 8.6% (5.5%).

Operating cash flow for the first quarter 2010 was EUR 1.0 billion. The operating cash flow for the first quarter 2009 was EUR 0.3 billion. Total cash and other liquid assets were EUR 9.7 billion at end of the first quarter 2010, compared with EUR 8.1 billion at the end of the first quarter 2009. At the end of the first quarter 2010, Nokia’s net debt-equity ratio (gearing) was –31%, compared with -14% at the end of the first quarter 2009.

Nokia is taking measures to mitigate the impact on its business of the disruption to air traffic caused by the spread of ash following the volcanic eruption in Iceland. Measures include adjusting our logistics operation to help ensure component availability and product deliveries to customers. Although the impact on our business is not quantifiable at this stage, it is anticipated that, depending on how long they would need to be in place, the use of alternative logistics arrangements may have an adverse impact on our net sales and profitability going forward.

Devices & Services

Net Sales: First quarter 2010 Devices & Services net sales increased 8% to EUR 6.7 billion, compared with EUR 6.2 billion in the first quarter 2009. At constant currency, Devices & Services net sales would have increased 7%. The net sales increase resulted primarily from higher volumes in most regions driven by stronger demand, partially offset by an ASP decline, compared to the first quarter 2009.

The following chart sets out Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

(EUR million)	Q1/2010	Q1/2009	YoY Change	Q4/2009	QoQ Change
Europe	2 186	2 136	2%	3 153	-31%
Middle East & Africa	1 005	774	30%	1 148	-12%
Greater China	1 458	1 249	17%	1 243	17%
Asia-Pacific	1 363	1 409	-3%	1 783	-24%
North America	219	301	-27%	257	-15%
Latin America	432	304	42%	595	-27%
Total	6 663	6 173	8%	8 179	-19%

Of our total Devices & Services net sales, services contributed EUR 148 million in the first quarter 2010, compared with EUR 169 million in the fourth quarter 2009. Services billings in the first quarter 2010 were EUR 228 million, compared with EUR 226 million in the fourth quarter 2009. Due to the divestment of the security appliance business in April 2009, services net sales of EUR 150 million and billings of EUR 166 million in the first quarter 2009 are not directly comparable to services net sales and billings in the first quarter 2010.

The following chart sets out our Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES NET SALES BY CATEGORY

(EUR million)	Q1/2010	Q1/2009(3)	YoY Change(3)	Q4/2009	QoQ Change
Mobile phones(1)	3 325	3 529	-6%	4 294	-23%
Converged mobile devices(2)	3 338	2 602	28%	3 885	-14%
Total	6 663	6 131	9%	8 179	-19%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

Note 3: Does not include the net sales of the security appliance business that was divested in April 2009.

Volume and Market Share: In the first quarter 2010, the total mobile device volumes of Devices & Services were 107.8 million units, representing an increase of 16% year-on-year and a decrease of 15% sequentially. The overall industry mobile device volumes for the same period were 323 million units based on Nokia’s preliminary estimate, representing an increase of 11% year-on-year and a decrease of 10% sequentially. Nokia’s preliminary estimated mobile device market share was 33% in the first quarter 2010, up from an estimated 32% in the first quarter 2009 and down from an estimated 35% in the fourth quarter 2009. As previously announced, beginning in 2010 we revised our definition of the industry mobile device market that we use to estimate industry volumes. This is due to improved measurement processes and tools that enable us to have better visibility to estimate the number of mobile devices sold by certain new entrants in the global mobile device market. We are applying the revised definition and improved measurement processes and tools beginning in 2010, and retrospectively to 2009 for comparative purposes only.

Of the total industry mobile device volumes, converged mobile device industry volumes in the first quarter 2010 increased to 52.6 million units, based on Nokia’s preliminary estimate, compared with an estimated 36.0 million units in the first quarter 2009 and 52.4 million units in the fourth quarter 2009. Our own converged mobile device volumes, comprising our smartphones and mobile computers, were 21.5 million units in the first quarter 2010, an increase of 57% compared with 13.7 million units in the first quarter 2009 and 3% compared with 20.8 million units in the fourth quarter 2009. Nokia’s preliminary estimated share of the converged mobile device market was 41% in the first quarter 2010, up from an estimated 38% in the first quarter 2009 and an estimated 40% in the fourth quarter 2009.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q1/2010	Q1/2009	YoY Change	Q4/2009	QoQ Change
Europe	23.9	22.3	7%	34.3	-30%
Middle East & Africa	22.2	14.8	50%	24.3	-9%
Greater China	21.1	17.9	18%	17.6	20%
Asia-Pacific	29.2	28.2	4%	34.5	-15%
North America	2.7	3.4	-21%	3.8	-29%
Latin America	8.7	6.6	32%	12.4	-30%
Total	107.8	93.2	16%	126.9	-15%

Nokia’s 16% year-on-year increase in global mobile device volumes was primarily driven by an improved demand environment as economic conditions continued to improve in most regions, compared with the difficult economic conditions of the first quarter 2009. This improvement was offset to some extent by lower demand for our mobile devices in some countries in Asia-Pacific and North America. On a sequential basis, Nokia’s 15% decline in global mobile device volumes primarily reflected typical seasonal demand weakness in virtually all regions, offset to some extent by strong demand in China during the New Year festive season in the first quarter 2010. Demand was strong for our converged mobile devices in the first quarter 2010. However, competitive pressures in the ultra-low to mid-range product price bands, particularly in certain Asian countries, adversely affected our mobile device volumes in the first quarter 2010.

Average Selling Price. Our mobile device average selling price (ASP) in the first quarter 2010 was EUR 62, down from
EUR 66 in the first quarter 2009 and from EUR 64 in the fourth quarter 2009. The lower year-on-year ASP was primarily due to general price erosion across our mobile device portfolio, offset to some extent by a positive mix shift from sales of mobile phones towards sales of converged mobile devices. On a sequential basis, our lower ASP was primarily driven by price pressure, particularly in certain high-end smartphones, offset to some extent by a positive mix shift from sales of mobile phones towards sales of converged mobile devices. The year-on-year and sequential declines in our converged mobile devices ASP’s were mainly driven by an increase in the proportion of such devices sold at lower price points consistent with our strategy to reach wider groups of consumers and price pressure in certain high-end smartphones in the first quarter 2010. As previously announced, beginning in the first quarter 2010 our total ASP includes services net sales given the increasing contribution of the services we sell in combination with our devices.

The following chart sets out our Devices & Services ASP for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES AVERAGE SELLING PRICE BY CATEGORY

(EUR)	Q1/2010	Q1/2009	YoY Change	Q4/2009	QoQ Change
Mobile phones(1)	39	44	-13%	40	-5%
Converged mobile devices(2)	155	190	-18%	186	-17%
Total	62	66	-7%	64	-4%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

Profitability: Devices & Services gross profit (reported and non-IFRS) increased 3% to EUR 2.2 billion, compared with EUR 2.1 billion in the first quarter 2009, with a gross margin (reported and non-IFRS) of 32.4% (33.8%). Devices & Services gross margin (reported and non-IFRS) was 34.3% in the fourth quarter 2009. Overall, both the year-on-year and sequential gross margin declines were primarily due to our product material costs declining at a lower rate than the price erosion of our devices, especially in the high end of our mobile device portfolio during the first quarter 2010. The year-on-year gross margin decline was offset to some extent by a positive mix shift towards sales of higher-margin converged mobile devices in the first quarter 2010. The first quarter 2009 gross margin also benefited from more positive foreign exchange hedging than did the gross margin in the first quarter 2010. Sequentially, the appreciation of the Japanese Yen versus the Euro, lower royalty income and higher production overhead costs relative to lower volumes in the first quarter 2010 also contributed to the gross margin decline. Foreign exchange hedging had a positive one-quarter impact on the gross margin in the first quarter 2010, compared to an immaterial impact on the gross margin in the fourth quarter 2009.

Devices & Services reported operating profit increased 52% to EUR 831 million, compared with EUR 547 million in the first quarter 2009, with a reported operating margin of 12.5% (8.9%). Devices & Services non-IFRS operating profit increased 25% to EUR 804 million, compared with EUR 642 million in the first quarter 2009, with a non-IFRS operating margin of 12.1% (10.4%). The 25% year-on-year increase in non-IFRS operating profit for the first quarter 2010 was driven primarily by higher net sales as well as lower operating and other expenses.

Nokia is planning to deliver a family of smartphones based on the Symbian^3 software platform that is targeted to offer a clearly improved user experience, a high standard of quality, and competitive value to consumers. We plan to launch the first smartphone based on Symbian^3 during the second quarter 2010, with shipments expected during the third quarter 2010.

NAVTEQ

Net Sales. First quarter 2010 NAVTEQ reported net sales increased 43% year-on-year to EUR 189 million, compared with EUR 132 million in the first quarter 2009, benefiting from growth in mobile device sales, particularly Nokia mobile devices, and improved conditions in the automotive industry.

Profitability. In the first quarter 2010, NAVTEQ’s reported gross profit increased to EUR 160 million, compared with
EUR 115 million in the first quarter 2009, with a gross margin of 84.7% (87.1%). Non-IFRS gross profit was EUR 160 million (EUR 117 million), with a non-IFRS gross margin of 84.7% (87.3%). In the first quarter 2010, NAVTEQ’s reported operating loss decreased to EUR 77 million, compared with a EUR 120 million loss in the first quarter 2009. The reported operating margin was -40.7% (-90.9%). NAVTEQ’s non-IFRS operating profit was EUR 41 million (EUR 5 million), with a non-IFRS operating margin of 21.7% (3.7%) in the first quarter 2010.

Nokia Siemens Networks

Net Sales. First quarter 2010 net sales decreased 9% to EUR 2.7 billion, compared with EUR 3.0 billion in the first quarter 2009, reflecting challenging competitive factors and market conditions. At constant currency, Nokia Siemens Networks net sales would have decreased 12%. Of total Nokia Siemens Networks net sales, services contributed EUR 1.3 billion in the first quarter 2010.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

(EUR million)	Q1/2010	Q1/2009	YoY Change	Q4/2009	QoQ Change
Europe	1 065	1 097	-3%	1 327	-20%
Middle East & Africa	297	436	-32%	371	-20%
Greater China	275	284	-3%	425	-35%
Asia-Pacific	632	692	-9%	818	-23%
North America	153	169	-9%	244	-37%
Latin America	296	312	-5%	440	-33%
Total	2 718	2 990	-9%	3 625	-25%

Profitability. Nokia Siemens Networks reported gross profit increased 11% to EUR 782 million, compared with EUR 703 million in the first quarter 2009, with a gross margin of 28.8% (23.5%). Nokia Siemens Networks non-IFRS gross profit increased 12% to EUR 853 million, compared with EUR 764 million in the first quarter 2009, with a non-IFRS gross margin of 31.4% (25.6%). The higher year-on-year non-IFRS gross profit in the first quarter 2010 was due primarily to continued progress on product cost reductions as well as an increased proportion of sales of higher margin offerings during the quarter, offset to some extent by lower net sales, compared to the first quarter 2009.

Nokia Siemens Networks first quarter 2010 reported operating loss was EUR 226 million, compared with a reported operating loss of EUR 361 million in the first quarter 2009, with a reported operating margin of -8.3% (-12.1%). Nokia Siemens Networks non-IFRS operating profit was EUR 15 million in the first quarter 2010, compared with a non-IFRS operating loss of EUR 122 million in the first quarter 2009, with a non-IFRS operating margin of 0.6% (-4.1%). The year-on-year improvement in Nokia Siemens Networks non-IFRS operating result primarily reflected improved gross profitability as well as lower operating expenses.

Q1 2010 OPERATING HIGHLIGHTS

Devices & Services

•                  Nokia continued to make progress in the development of its key services:

•                  Location: Nokia introduced a new and improved version of Ovi Maps, available for download at www.nokia.com/maps. At the same time, Nokia modified its business model by including world-wide walk and drive navigation with the new Ovi Maps at no extra cost with compatible Nokia smartphones. Since launching in January, the new Ovi Maps has been downloaded by 10 million Nokia smartphone users. Going forward, the offering will be pre-installed on Nokia’s smartphones.

•                  Music: Nokia continued to grow its footprint in digital music, expanding its chain of digital music stores to cover 34 markets, including several markets in the Middle East. Nokia also increased to 28 the number of markets in which Comes With Music, its ‘all you can eat’ music offering, is available. Since the end of the quarter, Nokia has also launched a Digital Rights Management-free Comes With Music service in China, and announced the upcoming availability of Ovi Music Unlimited in India. Following the launch in India, Nokia will have introduced Comes With Music in each of the BRIC markets.

•                  Store: Nokia continued to grow and enhance the useability of Ovi Store. Nokia’s most popular smartphones each have access to more than 9 500 content items (including applications) in the store, while operator support continues to increase with mobile billing now available through over 60 operators in 19 countries. The vast majority of Ovi Store users can access the store in their own language and pay for content in their local currency. Currently, the store is attracting more than 1.5 million downloads a day, with the average active user downloading more than 8 applications or items of content a month.

•                  Messaging: Nokia Messaging continued to grow, with more than three million accounts now created.

•                  Emerging markets: Subscriptions to Nokia Life Tools, a service giving access to agricultural information and education and entertainment services without requiring use of GPRS or web connectivity, reached more than one million. The service is currently available in India and Indonesia. After introducing Nokia Money in 2009, Nokia in February 2010 launched a commercial pilot of the service in Pune, one of the largest metropolitan areas in India, in partnership with YES BANK. Through the service, people can transfer money to other people just by using their mobile phone numbers, pay utility bills as well as recharge their prepaid SIM cards (SIM top-up).

•                  Nokia announced the Nokia C5, a smartphone optimized for social networking and sharing. The compact device includes access to Nokia’s range of mobile services, such as free navigation, in one affordable package, with an estimated retail price of EUR 135, before taxes and subsidies.

•                  Nokia commenced shipments of the Nokia X6 16GB, a powerful, touch entertainment smartphone.

•                  Nokia commenced shipments of the Nokia 2690, an entry device giving access to Ovi Mail and featuring an FM radio and VGA camera.

•                  Nokia and T-Mobile USA commenced shipments of the Nokia 5230 Nuron smartphone, which features turn by turn navigation at no extra cost and is the first Nokia device with a United States operator preloaded with Ovi Store.

•                  Nokia and Intel began to merge their Maemo and Moblin software platforms to form a single Linux-based and fully open source platform, MeeGo, for a wide range of computing devices, including pocketable mobile computers, netbooks, tablets, mediaphones, connected TVs and in-vehicle infotainment systems. By creating MeeGo, Nokia and Intel plan to accelerate industry innovation and reduce time-to-market for a range of new Internet-based applications and services and exciting user experiences.

•                  Nokia announced the acquisition of Novarra, whose mobile browser and services platform will be used by Nokia to deliver enhanced Internet experiences on Nokia’s mobile phones based on the Series 40 software platform. The acquisition was completed in April 2010.

NAVTEQ

•                  NAVTEQ launched its new advanced mapping collection technology, NAVTEQ True, further innovating the scale and quality of data collection and processing.

•                  NAVTEQ announced the availability of real-time traffic in the United Kingdom, bringing to 13 the number of European countries in which uninterrupted traffic data are available.

•                  NAVTEQ launched Intermediate Maps of Nigeria and Kenya, expanding map coverage in Africa by more than 200 000 kilometers and more than 23 000 Points of Interest.

•                  NAVTEQ launched Enhanced 3D City Models in Europe, providing intelligent visual texturing to simplify navigation.

•                  NAVTEQ announced that Nobex Technologies selected NAVTEQ Location Point Advertising, making location-aware advertising inventory available on Nobex Radio Companion.

•                  NAVTEQ announced that the National Geospatial Intelligence Agency selected NAVTEQ map data to support the Homeland Security Infrastructure Program.

•                  NAVTEQ announced the signing of Golden Tulip Hospitality Group as a Direct Access customer for their 230 properties worldwide.

•                  NAVTEQ announced the development of Fiat Group Automobiles’ first online Map Update Store.

Nokia Siemens Networks

•                  Under a five-year managed services contract with NII Holdings, Nokia Siemens Networks will plan, design, build, manage, and optimize their network in Argentina, Chile, Brazil, Mexico and Peru. The contract covers the existing iDEN networks and the upcoming 3G networks of the operator.

•                  Nokia Siemens Networks continued to win major contracts in key emerging markets including India with a USD 700 million network expansion deal with Bharti Airtel and a EUR 300 million GSM roll out and Managed Services contract with Aircel; and in China with a 3G Radio and Core Network deal with Beijing Mobile that supports future migration to TD-LTE.

•                  Nokia Siemens Networks maintained momentum in LTE with a new contract with TeliaSonera; Nokia Siemens Networks also made the Middle East’s first LTE call with Zain Bahrain and completed a 100 Mbps data call on an LTE trial network with M1 in Singapore.

•                  Nokia Siemens Networks was selected by the Iliad Group’s Free Mobile business for the supply of radio, core and applications for the 4th license 3G mobile network in France. Nokia Siemens Networks won a contract to upgrade Telefonica’s 3G network in Spain to HSPA+ paving the way for enhanced mobile broadband services with download speeds up to 42 Mbps.

•                  Nokia Siemens Networks’ core mobile network technology, which addresses the signaling and capacity challenges of growing smartphone data usage, earned the company contracts with operators including Swisscom and SFR. In response to the increasing demand for converged devices, Nokia Siemens Networks established Smart Labs in Finland and the United States with the aim of enhancing the everyday experience of users of converged devices.

•                  Operators continued to leverage Nokia Siemens Networks’ subscriber-centric solutions to provide flexible and personalized services to its customers. Deals were signed with Tunisiana and Vodacom Tanzania for flexible and convergent payment services and Smart Communications in the Philippines for unified charging and billing solution which will allow it to bring services to market faster.

•                  In North America, Nokia Siemens Networks announced five contracts for its 40 Gbps optical solution, with XO Communications, Columbus Networks, Insight Communications, NewWave Communications and Fidelity

Communications. In addition, the Optical Transport Network (OTN) Switch was launched in the quarter, a key new product for the optical portfolio.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN THE FIRST QUARTER 2010

(The following discussion is of Nokia’s reported results. Comparisons are given to the first quarter 2009 results, unless otherwise indicated.)

Nokia’s net sales increased 3% to EUR 9 522 million (EUR 9 274 million). Net sales of Devices & Services increased 8% to
EUR 6 663 million (EUR 6 173 million). Net sales of NAVTEQ increased 43% to EUR 189 million (EUR 132 million). Net sales of Nokia Siemens Networks decreased 9% to EUR 2 718 million (EUR 2 990 million).

Operating profit increased 787% to EUR 488 million (EUR 55 million), representing an operating margin of 5.1% (0.6%). Operating profit in Devices & Services increased 52% to EUR 831 million (EUR 547 million), representing an operating margin of 12.5% (8.9%). Operating loss in NAVTEQ was EUR 77 million (operating loss EUR 120 million), representing an operating margin of -40.7% (-90.9%). Operating loss in Nokia Siemens Networks was EUR 226 million (operating loss EUR 361 million), representing an operating margin of -8.3% (-12.1%). Group Common Functions reported expense totaled EUR 20 million (EUR 11 million).

In the period from January to March 2010, net financial expense was EUR 73 million (EUR 77 million). Profit before tax was EUR 411 million (loss EUR 12 million). Profit was EUR 175 million (EUR 4 million), based on a profit of EUR 349 million (EUR 122 million) attributable to equity holders of the parent and a loss of EUR 174 million (loss of EUR 118 million) attributable to non-controlling interests. Earnings per share increased to EUR 0.09 (basic) and to EUR 0.09 (diluted), compared with
EUR 0.03 (basic) and EUR 0.03 (diluted) in the first quarter of 2009.

PERSONNEL

The average number of employees during the period from January to March 2010 was 125 155, of which the average number of employees at Nokia Siemens Networks was 64 281. At March 31, 2010, Nokia employed a total of 125 859 people (124 292 people at March 31, 2009), of which 64 319 were employed by Nokia Siemens Networks (60 546 people at March 31, 2009).

SHARES

The total number of Nokia shares at March 31, 2010 was 3 744 956 052. At March 31, 2010, Nokia and its subsidiary companies owned 36 156 362 Nokia shares, representing approximately 1.0 % of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-3/2010	1-3/2009	1-3/2010	1-3/2009

Net sales	9 522	9 274	9 522	9 276
Cost of sales	-6 444	-6 371	-6 373	-6 310

Gross profit	3 078	2 903	3 149	2 966
Research and development expenses	-1 433	-1 500	-1 280	-1 358
Selling and marketing expenses	-934	-962	-825	-855
Administrative and general expenses	-260	-280	-232	-250
Other income	103	56	74	56
Other expenses	-66	-162	-66	-45

Operating profit	488	55	820	514
Share of results of associated companies	-4	10	-4	10
Financial income and expenses	-73	-77	-73	-77

Profit before tax	411	-12	743	447
Tax	-236	16	-287	-117

Profit	175	4	456	330

Profit attributable to equity holders of the parent	349	122	516	357
Loss attributable to non-controlling interests	-174	-118	-60	-27
	175	4	456	330

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.09	0.03	0.14	0.10
Diluted	0.09	0.03	0.14	0.10

Average number of shares (1 000 shares)
Basic	3 708 477	3 699 879	3 708 477	3 699 879
Diluted	3 712 425	3 715 330	3 712 425	3 715 330

Depreciation and amortization, total	437	462	201	221

Share-based compensation expense, total	6	-25	6	-25

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	1-3/2010	Y-o-Y change, %	1-3/2009	1-12/2009

Europe	3 283	—	3 271	14 790
Middle-East & Africa	1 309	8	1 217	5 605
Greater China	1 738	13	1 534	6 429
Asia-Pacific	2 006	-5	2 101	8 967
North America	454	-15	533	2 061
Latin America	732	18	618	3 132

Total	9 522	3	9 274	40 984

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.10	Y-o-Y change, %	31.03.09	31.12.09

Europe	56 844	-7	60 872	57 490
Middle-East & Africa	4 599	-9	5 033	4 172
Greater China	17 134	15	14 957	15 774
Asia-Pacific	25 323	16	21 853	24 382
North America	7 951	-9	8 719	7 911
Latin America	14 008	9	12 858	13 824

Total	125 859	1	124 292	123 553

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 1-3/2010	Special items & PPA 1-3/2010	Non- IFRS 1- 3/2010	Reported 1-3/2009	Special items & PPA 1-3/2009	Non-IFRS 1-3/2009

Net sales	6 663	—	6 663	6 173	—	6 173
Cost of sales	-4 507	—	-4 507	-4 088	—	-4 088

Gross profit	2 156	—	2 156	2 085	—	2 085
% of net sales	32.4		32.4	33.8		33.8

Research and development expenses (1)	-724	2	-722	-755	2	-753
% of net sales	10.9		10.8	12.2		12.2

Selling and marketing expenses	-547	—	-547	-575	—	-575
% of net sales	8.2		8.2	9.3		9.3

Administrative and general expenses	-92	—	-92	-96	—	-96
% of net sales	1.4		1.4	1.6		1.6

Other income and expenses (2)	38	-29	9	-112	93	-19

Operating profit	831	-27	804	547	95	642
% of net sales	12.5		12.1	8.9		10.4

(1) Amortization of acquired intangible assets of EUR 2 million in Q1/10 and EUR 2 million in Q1/09.

(2) Gain on sale of assets and business of EUR 29 million in Q1/10. Restructuring charges of EUR 59 million and impairment of assets EUR 34 million in Q1/09.

NAVTEQ, EUR million

(unaudited)

	Reported 1-3/2010	Special items & PPA 1-3/2010	Non-IFRS 1-3/2010	Reported 1-3/2009	Special items & PPA 1-3/2009	Non-IFRS 1-3/2009

Net sales (1)	189	—	189	132	2	134
Cost of sales	-29	—	-29	-17	—	-17

Gross profit	160	—	160	115	2	117
% of net sales	84.7		84.7	87.1		87.3

Research and development expenses (2)	-165	88	-77	-168	93	-75
% of net sales	87.3		40.7	127.3		56.0

Selling and marketing expenses (3)	-57	30	-27	-55	30	-25
% of net sales	30.2		14.3	41.7		18.7

Administrative and general expenses	-15	—	-15	-12	—	-12
% of net sales	7.9		7.9	9.1		9.0

Other income and expenses	—	—	—	—	—	—

Operating profit	-77	118	41	-120	125	5
% of net sales	-40.7		21.7	-90.9		3.7

(1) Deferred revenue related to acquisitions of EUR 2 million in Q1/09.

(2) Amortization of acquired intangibles of EUR 88 million in Q1/10 and of EUR 93 million in Q1/09.

(3) Amortization of acquired intangibles of EUR 30 million in Q1/10 and of EUR 30 million in Q1/09.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 1-3/2010	Special items & PPA 1-3/2010	Non-IFRS 1-3/2010	Reported 1-3/2009	Special items & PPA 1-3/2009	Non-IFRS 1-3/2009

Net sales	2 718	—	2 718	2 990	—	2 990
Cost of sales (1)	-1 936	71	-1 865	-2 287	61	-2 226

Gross profit	782	71	853	703	61	764
% of net sales	28.8		31.4	23.5		25.6

Research and development expenses (2)	-544	63	-481	-577	47	-530
% of net sales	20.0		17.7	19.3		17.7

Selling and marketing expenses (3)	-329	79	-250	-332	77	-255
% of net sales	12.1		9.2	11.1		8.5

Administrative and general expenses (4)	-142	28	-114	-155	30	-125
% of net sales	5.2		4.2	5.2		4.2

Other income and expenses (5)	7	—	7	—	24	24

Operating profit	-226	241	15	-361	239	-122
% of net sales	-8.3		0.6	-12.1		-4.1

(1) Restructuring charges of EUR 71 million in Q1/10 and of EUR 61 million in Q1/09.

(2) Restructuring charges of EUR 18 million and amortization of acquired intangibles of EUR 45 million in Q1/10. Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 45 million in Q1/09.

(3) Restructuring charges of EUR 8 million and amortization of acquired intangibles of EUR 71 million in Q1/10. Restructuring charges of EUR 6 million and amortization of acquired intangibles of EUR 71 million in Q1/09.

(4) Restructuring charges of EUR 28 million in Q1/10 and EUR 30 million in Q1/09.

(5) Restructuring charges of EUR 24 million in Q1/09.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 1-3/2010	Special items & PPA 1-3/2010	Non-IFRS 1-3/2010	Reported 1-3/2009	Special items & PPA 1-3/2009	Non-IFRS 1-3/2009

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	-1	—	-1	—	—	—

Administrative and general expenses	-11	—	-11	-23	—	-23

Other income and expenses	-8	—	-8	12	—	12

Operating profit	-20	—	-20	-11	—	-11

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-3/2010	Special items & PPA 1-3/2010	Non-IFRS 1-3/2010	Reported 1-3/2009	Special items & PPA 1-3/2009	Non-IFRS 1-3/2009

Net sales (1)	9 522	—	9 522	9 274	2	9 276
Cost of sales (2)	-6 444	71	-6 373	-6 371	61	-6 310

Gross profit	3 078	71	3 149	2 903	63	2 966
% of net sales	32.3		33.1	31.3		32.0

Research and development expenses (3)	-1 433	153	-1 280	-1 500	142	-1 358
% of net sales	15.0		13.4	16.2		14.6

Selling and marketing expenses (4)	-934	109	-825	-962	107	-855
% of net sales	9.8		8.7	10.4		9.2

Administrative and general expenses (5)	-260	28	-232	-280	30	-250
% of net sales	2.7		2.4	3.0		2.7

Other income and expenses (6)	37	-29	8	-106	117	11

Operating profit	488	332	820	55	459	514
% of net sales	5.1		8.6	0.6		5.5

Share of results of associated companies	-4		-4	10		10
Financial income and expenses	-73		-73	-77		-77

Profit before tax	411	332	743	-12	459	447
Tax	-236	-51	-287	16	-133	-117

Profit	175	281	456	4	326	330

Profit attributable to equity holders of the parent	349	167	516	122	235	357
Profit attributable to non-controlling interests	-174	114	-60	-118	91	-27
	175	281	456	4	326	330

Earnings per share, EUR (for profit attributable to the equity holders of the parent)
Basic	0.09		0.14	0.03		0.10
Diluted	0.09		0.14	0.03		0.10

Average number of shares (1 000 shares)
Basic	3 708 477		3 708 477	3 699 879		3 699 879
Diluted	3 712 425		3 712 425	3 715 330		3 715 330

Depreciation and amortization, total	437	-236	201	462	-241	221

Share-based compensation expense, total	6	—	6	-25	—	-25

(1) Deferred revenue related to acquisitions of EUR 2 million in Q1/09.

(2) Restructuring charges of EUR 71 million in Q1/10 and of EUR 61 million in Q1/09.

(3) Amortization of acquired intangible assets of EUR 135 million and restructuring charges of EUR 18 million in Q1/10.

Amortization of acquired intangible assets of EUR 140 million and restructuring charges of EUR 2 million in Q1/09.

(4) Restructuring charges of EUR 8 million and amortization of acquired intangible assets of EUR 101 million in Q1/10. Restructuring charges of EUR 6 million and amortization of acquired intangible assets of EUR 101 million in Q1/09.

(5) Restructuring charges of EUR 28 million in Q1/10 and EUR 30 million in Q1/09.

(6) Gain on sale of assets and business EUR 29 million in Q1/10. Restructuring charges of EUR 83 million and impairment of intangible assets of EUR 34 million in Q1/09.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(unaudited)

	1-3/2010	1-3/2009	1-12/2009

Net sales	9 522	9 274	40 984
Cost of sales	-6 444	-6 371	-27 720

Gross profit	3 078	2 903	13 264
Research and development expenses	-1 433	-1 500	-5 909
Selling and marketing expenses	-934	-962	-3 933
Administrative and general expenses	-260	-280	-1 145
Impairment of goodwill	—	—	-908
Other income	103	56	338
Other expenses	-66	-162	-510

Operating profit	488	55	1 197
Share of results of associated companies	-4	10	30
Financial income and expenses	-73	-77	-265

Profit before tax	411	-12	962
Tax	-236	16	-702

Profit	175	4	260

Profit attributable to equity holders of the parent	349	122	891
Loss attributable to non-controlling interests	-174	-118	-631

	175	4	260

Earnings per share, EUR (for profit attributable to the equity holders of the parent)
Basic	0.09	0.03	0.24
Diluted	0.09	0.03	0.24

Average number of shares (1 000 shares)
Basic	3 708 477	3 699 879	3 705 116
Diluted	3 712 425	3 715 330	3 721 072

Depreciation and amortization, total	437	462	1 784

Share-based compensation expense, total	6	-25	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

	1-3/2010	1-3/2009	1-12/2009

Profit	175	4	260

Other comprehensive income
Translation differences	901	388	-563
Net investment hedge gains/losses	-229	-27	114
Cash flow hedges	-233	-384	25
Available-for-sale investments	16	-6	48
Other increase/decrease, net	-51	-15	-7
Income tax related to components of other comprehensive income	102	102	-44

Other comprehensive income, net of tax	506	58	-427

Total comprehensive income	681	62	-167

Total comprehensive income attributable to
equity holders of the parent	875	202	429
non-controlling interests	-194	-140	-596
	681	62	-167

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million

(unaudited)

ASSETS	31.03.2010	31.03.2009	31.12.2009
Non-current assets
Capitalized development costs	114	231	143
Goodwill	5 524	6 584	5 171
Other intangible assets	2 635	3 760	2 762
Property, plant and equipment	1 888	2 080	1 867
Investments in associated companies	122	95	69
Available-for-sale investments	611	537	554
Deferred tax assets	1 453	2 127	1 507
Long-term loans receivable	66	28	46
Other non-current assets	6	13	6
	12 419	15 455	12 125
Current assets
Inventories	2 020	2 292	1 865
Accounts receivable	7 562	8 931	7 981
Prepaid expenses and accrued income	4 666	4 561	4 551
Current portion of long-term loans receivable	17	99	14
Other financial assets	102	515	329
Investments at fair value through profit and loss, liquid assets	599	—	580
Available-for-sale investments, liquid assets	2 938	1 130	2 367
Available-for-sale investments, cash equivalents	4 612	5 370	4 784
Bank and cash	1 552	1 614	1 142
	24 068	24 512	23 613
Total assets	36 487	39 967	35 738

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	277	366	279
Treasury shares	-670	-775	-681
Translation differences	574	707	-127
Fair value and other reserves	-55	-210	69
Reserve for invested non-restricted equity	3 164	3 210	3 170
Retained earnings	10 430	10 831	10 132
	13 966	14 375	13 088
Non-controlling interests	1 943	2 155	1 661
Total equity	15 909	16 530	14 749

Non-current liabilities
Long-term interest-bearing liabilities	4 065	3 076	4 432
Deferred tax liabilities	1 256	1 672	1 303
Other long-term liabilities	71	68	66
	5 392	4 816	5 801
Current liabilities
Current portion of long-term loans	22	54	44
Short-term borrowing	662	2 656	727
Other financial liabilities	395	373	245
Accounts payable	4 790	5 223	4 950
Accrued expenses	6 561	6 806	6 504
Provisions	2 756	3 509	2 718
	15 186	18 621	15 188
Total shareholders’ equity and liabilities	36 487	39 967	35 738
Interest-bearing liabilities	4 749	5 786	5 203
Shareholders’ equity per share, EUR	3.77	3.88	3.53
Number of shares (1 000 shares) (1)	3 708 800	3 703 185	3,708,262

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-3/2010	1-3/2009	1-12/2009
Cash flow from operating activities
Profit attributable to equity holders of the parent	349	122	891
Adjustments, total	543	450	3 390
Change in net working capital	289	358	140
Cash generated from operations	1 181	930	4 421
Interest received	21	57	125
Interest paid	-43	-76	-256
Other financial income and expenses, net	104	-430	-128
Income taxes paid	-308	-205	-915
Net cash from operating activities	955	276	3,247

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	-19	-29
Purchase of current available-for-sale investments, liquid assets	-2 122	-107	-2 800
Purchase of investments at fair value through profit and loss, liquid assets	—	—	-695
Purchase of non-current available-for-sale investments	-51	-43	-95
Purchase of shares in associated companies	-26	-28	-30
Additions to capitalized development costs	—	-18	-27
Proceeds from repayment and sale of long-term loans receivable	—	7	—
Proceeds from (+) / payment of (-) other long-term loans receivable	—	—	2
Proceeds from (+) / payment of (-) short-term loans receivable	-1	—	2
Capital expenditures	-114	-144	-531
Proceeds from disposal of shares in associated companies	—	12	40
Proceeds from disposal of businesses	—	—	61
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	1 559	253	1 730
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	—	108
Proceeds from sale of non-current available-for-sale investments	8	—	14
Proceeds from sale of fixed assets	3	3	100
Dividends received	—	—	2
Net cash used in investing activities	-744	-84	-2 148

Cash flow from financing activities
Proceeds from long-term borrowings	—	2 250	3 901
Repayment of long-term borrowings	-1	-5	-209
Proceeds from (+) / payment of (-) short-term borrowings	-111	-1 008	-2 842
Dividends paid	—	-29	-1,546
Net cash used in / from financing activities	-112	1 208	-696

Foreign exchange adjustment	139	36	-25
Net increase (+) / decrease (-) in cash and cash equivalents	238	1 436	378
Cash and cash equivalents at beginning of period	5 926	5 548	5 548
Cash and cash equivalents at end of period	6 164	6 984	5 926

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2008	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510
Translation differences				386				386	3	389
Net investment hedge losses, net of tax				-20				-20		-20
Cash flow hedges, net of tax					-267			-267	-22	-289
Available-for-sale investments, net of tax					-5			-5		-5
Other decrease, net							-14	-14	-2	-16
Profit							122	122	-119	3
Total comprehensive income	—	—	—	366	-272	—	108	202	-140	62
Share-based compensation		-23						-23		-23
Excess tax benefit on share-based compensation		-12						-12		-12
Settlement of performance shares		-41	137			-96		—		—
Cancellation of treasury shares			969				-969	—		—
Dividend								—	-7	-7
Total of other equity movements	—	-76	1,106	—	—	-96	-969	-35	-7	-42
Balance at March 31, 2009	246	366	-775	707	-210	3 210	10 831	14 375	2 155	16 530

Balance at December 31, 2009	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749
Translation differences				871				871	30	901
Net investment hedge losses, net of tax				-170				-170		-170
Cash flow hedges, net of tax					-137			-137	-50	-187
Available-for-sale investments, net of tax					13			13		13
Other decrease, net							-51	-51		-51
Profit							349	349	-174	175
Total comprehensive income	—	0	0	701	-124	—	298	875	-194	681
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		6						6		6
Excess tax benefit on share-based compensation		1						1		1
Settlement of performance and restricted shares		-8	10			-6		-4		-4
Reissuance of treasury shares			1					1		1
Conversion of debt to equity								—	500	500
Dividend								—	-24	-24
Total of other equity movements	—	-2	11	—	—	-6	—	3	476	479
Balance at March 31, 2010	246	277	-670	574	-55	3 164	10 430	13 966	1 943	15 909

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	31.03.2010	31.03.2009	31.12.2009

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	13	11	13

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	1 374	2 673	1 350

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	1	—
Other guarantees	8	1	3

Leasing obligations	1 190	1 321	1 222

Financing commitments
Customer finance commitments	93	193	99
Venture fund commitments	293	391	293

1 EUR = 1.351 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2009.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Espoo — April 22, 2010

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its second quarter 2010 results on July 22, 2010.

•                  Nokia’s Annual General Meeting will be held on May 6, 2010.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel